CUSIP No.  65336 T 10 4

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)
NEXT, INC. (Name of Issuer)
Common Stock $0.001 par value (Title of Class of Securities)
65336 T 10 4 (CUSIP Number)
December 31, 2004 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]       Rule 13d-1(b)
         [ X ]       Rule 13d-1(c)
         [    ]       Rule 13d-1(d)

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (1)       Names of Reporting Persons
                       I.R.S. Identification Nos. of above persons(entities only).

                       Charles L. Thompson

              (2)       Check the Appropriate Box if a Member of a Group

                        (a)    [    ]
                        (b)    [  ]

              (3)       SEC Use Only

(4) Citizenship or Place of Organization:		U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	1,050,000
	(6) Shared Voting Power	None
	(7) Sole Dispositive Power	1,050,000
	(8) Shared Dispositive Power	None

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	1,050,000
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	N/A
(11) Percent of Class Represented by Amount in Row (9):	7.2%
(12) Type of Reporting Person:	IN

Item 1.

(a) Name of Issuer	Next, Inc.
(b) Address of Issuer's Principal Executive Offices	7625 Hamilton Park Drive, Suite 12 Chattanooga, TN 37421

Item 2.

(a) Name of Person Filing	Charles L. Thompson
(b) Address of Principal Business Office or, if None, Residence	7625 Hamilton Park Drive, Suite 12 Chattanooga, TN 37421
(c) Citizenship	United States
(d) Title of Class of Securities	Common Stock, $0.001 par value
(e) CUSIP Number	65336 T 10 4

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
(b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  ___ Insurance company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c).
(d)  ___ Investment company registered under section 8 of the Investment Company Act              of 1940  (15 U.S.C. 80a-8).
(e) ___  An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
(f)  ___ An employee benefit plan or endowment fund in accordance with §240.13d-             l(b)(1)(ii)(F);
(g) ___ A parent holding company or control person in accordance with §240.13d-             l(b)(1)(ii)(G);
(h) ___ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act  (12 U.S.C. 1813);
(i)  ___ A church plan that is excluded from the definition of an investment company             under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ___ Group, in accordance with §240.13d-l(b)(1)(ii)(J )

                 N/A

Item 4.    Ownership.

(a) Amount Beneficially Owned:	1,050,000
(b) Percent Of Class:	7.2%
(c) Number Of Shares As To Which Such Person Has:
(i) Sole Power to Vote or to Direct the Vote	1,050,000
(ii) Shared Power to Vote or to Direct the Vote	None
(iii) Sole Power to Dispose or to Direct the Disposition of	1,050,000
(iv) Shared Power to Dispose or to Direct the Disposition of	None

Item 5.   Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable

Item 8.      Identification and Classification of Members of the Group

                 Not Applicable

Item 9.      Notice of Dissolution of Group:

                  Not Applicable

Item 10.     Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                Date:   January 25, 2005

                                                                                               By:___________________________
                                                                                                     Charles L. Thompson